NorthEnd Income Property Trust Inc.

4 World Financial Center

New York, NY 10080

October 12, 2011

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthEnd Income Property Trust Inc.

Rule 477 Application for Withdrawal of Registration Statement on Form S-11, filed

November 18, 2008, as amended on January 27, 2009 and May 13, 2009

File No. 333-155419

Ladies and Gentlemen:

NorthEnd Income Property Trust Inc., a Maryland corporation (the “Registrant”), hereby respectfully applies pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), for consent to withdraw its Registration Statement (File No. 333-155419) on Form S-11 as filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2008, as amended on January 27, 2009 and May 13, 2009, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Rosemarie A. Thurston, Esq. of Alston & Bird LLP, via fax at 404-881-4777 and

via mail at Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

If you have any questions regarding the foregoing application for withdrawal, please call Rosemarie A. Thurston at Alston & Bird LLP, outside counsel to the Registrant, at 404-881-4417.

Sincerely,

NorthEnd Income Property Trust Inc.

/s/ KEVIN A. PORTER
Kevin A. Porter President

By facsimile:	Mr. Michael McTiernan 100 F Street, NE Mail Stop 4561 Washington, DC 20549